Exhibit 99.1

Theratechnologies Inc.

2015 Peel Street, Suite 1100

Montreal, Québec H3A 1T8

Canada

December 15, 2021

Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

RE: Theratechnologies Inc. Common Shares Controlled Equity Offering Sales Agreement

Ladies and Gentlemen:

Reference is made to that certain Sales Agreement (the “Sales Agreement”), dated July 23, 2021, by and between Theratechnologies Inc., a corporation formed under the Companies Act (Québec) and continued under the Business Corporations Act (Québec) (the “Company”), and Cantor Fitzgerald & Co (the “Agent”). All terms used herein but not otherwise defined have the definitions provided in the Sales Agreement.

In consideration for each party’s agreement to the terms of this Letter Agreement, and pursuant to the terms of Section 12(d) of the Sales Agreement, the Company and Agent acknowledge and agree that (i) the maximum amount of gross proceeds of Placement Shares to be sold under the Sales Agreement has not been reached, (ii) the Company has filed or will file with the AMF a new Canadian preliminary short form base shelf prospectus, together with a new prospectus supplement relating to the offering of Placement Shares, (iii) the Company has filed or will file with the Commission a new registration statement on Form F-10 and the Canadian prospectus supplement relating to the offering of Placement Shares, in the case of clauses (ii) and (iii) both with the effect of renewing such documents and (iv) the Sales Agreement shall continue and remain in effect, and will govern the offering of Placement Shares.

Except as specifically provided for in this Letter Agreement, the Sales Agreement shall remain unmodified and in full force and effect. This Letter Agreement shall be governed in all respects by the laws of the State of New York. This Letter Agreement may be executed in counterparts each of which will be deemed to be an original and all of which taken together evidence the same Letter Agreement.

[Signature page follows]

Yours faithfully,

Theratechnologies Inc.

By	/s/ Paul Lévesque
Name:	Paul Lévesque
Title:	President and Chief Executive Officer

Acknowledged and agreed as of the date first written above:

Cantor Fitzgerald & Co.

By	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

[Signature Page to Letter Agreement]